

Pat O'Brien · 3rd

U.S. Director of Sales at CONMED Corporation

Tampa, Florida · 500+ connections · **Contact info**

 **CONMED Corporatio**

 **Albany State Univers**

Experience



CONMED Corporation
13 yrs

U.S. Director of Sales
Apr 2020 – Present · 6 mos

Senior Area Sales Director
Jan 2019 – Apr 2020 · 1 yr 4 mos

Endoscopic Technologies Division

Area Director - Northeast U.S.
Jan 2013 – Dec 2018 · 6 yrs
Tampa/St. Petersburg, Florida Area

Endoscopic Technologies Division

Territory Manager/Team Leader
Oct 2007 – Dec 2012 · 5 yrs 3 mos
Tampa/St. Petersburg, Florida Area

Endoscopic Technologies Division

 **District Manager**
Medical Specialties Distributors, LLC
Jul 2006 – Oct 2007 · 1 yr 4 mos

 **Territory Manager**
Huntleigh Healthcare
Apr 2005 – Jul 2006 · 1 yr 4 mos

Sold specialty support surfaces to Hospitals for th

 **Accounts Manager**
Maxim Healthcare
Sep 2003 – Apr 2005 · 1 yr 8 mos

Education

 **Albany State University**
BA, Communications
1998 – 2002
Activities and Societies: Sigma Alpha Mu Fraternit

Mundus Institute
Golf Business Management
2002 – 2003

 **State University of New York at Albany**
Bachelor of Arts (B.A.), Communications
1998 – 2002

Skills & Endorsements

Sales Operations · 32

Endorsed by **Chad Trendle and 6 others who are highly skilled at this**

 Endorsed by **4 of Pat's colleagues at COI Corporation**

Disposables · 29

 Endorsed by **Tom Bobola, who is highly skilled at this**

 Endorsed by **4 of Pat's colleagues at COI**

Capital Equipment · 20

 Endorsed by **Todd Steele and 2 others who are highly skilled at this**



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